DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612 ww.dlapiper.com Laura Sirianni laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2200

Via Edgar and Courier

May 22, 2018

Coy Garrison, Esq.

Special Counsel

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street N.E. Mail Stop 3233

Washington, DC 20549

Re:	Cottonwood Communities, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed March 27, 2018

File No. 333-215272

Dear Mr. Garrison:

On behalf of our client, Cottonwood Communities, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached and as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Daniel Shaeffer, Chief Executive Officer of the Company, dated April 23, 2018 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No.2 along with four additional copies marked to show changes from the Company’s initial Registration Statement, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 2.

What are the fees that we will pay to our advisor and its affiliates?, page 9

1.	Please revise to clarify the time period within which the Required Return will be calculated, whether the calculation of the Required Return will take into account returns from prior periods, and how frequently contingent fees are payable to the Advisor. Please also clarify these points with respect to the promotional interest payable to Cottonwood Communities Investor, LLC.

Response: The disclosure has been revised as requested. Please see pages 8 and 10 and pages 61 - 64.

How does a “best efforts” offering work? . . . , page 13

2.	We note that purchases of shares by affiliates of you, your advisor or your sponsor will count toward meeting the minimum offering requirement. Please revise to disclose the maximum amount of such possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Coy Garrison, Esq.

Special Counsel

U.S. Securities and Exchange Commission

May 22, 2018

Response: The disclosure has been revised as requested. Please see pages 12 and 19.

Investment Limitations under the Investment Company Act of 1940, page 90

3.	We note your revised disclosure that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

•	the specific exemption that you and each of your subsidiaries intend to rely on; and

•	how your and each of your subsidiaries’ investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

Response: In a separate letter to the Staff, we have provided the supplemental detailed analysis requested. We have also confirmed that the disclosure in the prospectus is consistent with our analysis.

4.	Please tell us if Cottonwood Communities Management, LLC intends to register as an investment adviser under the Investment Advisers Act of 1940, as amended. To the extent your Advisor does not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe your Advisor is not required to register. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

Response: Cottonwood Communities Management, LLC does not intend to register as an investment adviser under the Investment Advisers Act of 1940, as amended. As requested, we have provided a detailed analysis as to why we believe Cottonwood Communities Management, LLC is not required to register in supplemental correspondence to the Staff.

Exhibit 3.1

Please add risk factor disclosure regarding the exclusive forum provision disclosed on page 38 of your charter. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Maryland law.

Response: The disclosure has been revised as requested. Please see pages 26 and 27.

Coy Garrison, Esq.

Special Counsel

U.S. Securities and Exchange Commission

May 22, 2018

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Laura Sirianni

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